UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place, London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐    No ☒

ITEM 1—INFORMATION	CONTAINED IN THIS FORM 6-K REPORT

On June 25, 2019, the Board of Directors (the “Board”) of Navigator Holdings Ltd. (the “Company”) appointed Dr. Henry “Harry” Deans as Chief Executive Officer, effective August 22, 2019. David Butters, the Company’s current President and Chief Executive Officer will relinquish that role to Dr. Deans on that date and continue as Chairman of the Board. Dr. Deans will continue as a member of the Board after the effectiveness of his appointment as Chief Executive Officer.

David Butters, the Company’s Chairman and current President and Chief Executive Officer commented:

“I am delighted that Harry Deans has agreed to join the Company as Chief Executive Officer and I look forward to working with him and to continue to grow and develop the Company over the coming months and years. I have been impressed with Harry’s considerable knowledge and understanding of the petrochemical industry since becoming a non-executive director of the Company last year, so I am very pleased to pass the Chief Executive role to a highly capable leader in Harry Deans.”

Dr. Harry Deans, the Company’s incoming Chief Executive Officer, commented:

“I am honored to be given the opportunity to fulfil the role of Chief Executive Officer at Navigator and I look forward to working even more closely with the Navigator management team. As a global leader in seaborne transportation of liquefied gases, the Company continues to play a vital role in the liquefied gas supply chain, which will be further enhanced by the addition of the Morgan’s Point ethylene terminal coming on-line later this year. “

Dr. Deans was appointed a member of the Board in November 2018. From 2006 to 2015, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien Ltd., where he served as the Executive Vice President and President of the nitrogen division from January 2018 to May 2018. From August 2015 to December 2017, he also served as a member of the board of directors of Canpotex Potash Export Company. Most recently Dr. Deans was Chief EHS and Operations Officer at Johnson Matthey PLC. Dr. Deans holds a Ph.D and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: June 26, 2019	By:	/s/ David J. Butters
	Name:	David J. Butters
	Title:	Chairman, President and Chief Executive Officer